                            (Hatteras Income Securities, Inc. logo appears here)


                                                                   ANNUAL REPORT
                                                                 TO SHAREHOLDERS
                                                               DECEMBER 31, 1995

DEAR SHAREHOLDER:
     I am pleased to present the Hatteras Income Securities, Inc. (the "Fund") Annual Report to Shareholders for the fiscal year ended December 31, 1995.
     The Fund returned 20.22%* in 1995 based on net asset value. For the three-year period ended December 31, 1995, the Fund returned 10.75%* on an annualized basis, which ranked it #1 out of 18 funds for net asset value performance in its Lipper category. The Fund returned 10.12%* on an annualized basis over the last 10 years.
     As a result of dramatic interest rate declines during 1995, the Fund's dividend was reduced in November, from $0.115 per share to $0.110. However, the Fund's yield remained very attractive: $0.110 was equivalent to a 7.86% annualized yield based on the closing net asset value of $16.79 per share on December 31, 1995.
ECONOMIC ENVIRONMENT
     In 1994, the Federal Reserve Board progressively raised the federal funds rate, which led to a slowing of economic growth in 1995. As a result, in 1995, the bond market enjoyed one of its best-performing years in history.
     Worthy of note is the fact that bond market volatility appears to have increased over the last three years. In 1993, the yield on the 30-year Treasury fell 1.06%, in 1994, it rose 1.53%, and in 1995 it fell 1.93%. We do not believe these dramatic moves can be explained solely by traditional market factors such as economic growth and supply and demand. Rather, there appear to be new forces that have pushed trends in rates to extremes: World capital markets have become more open, information flows have become more advanced and the ability to move quickly between markets has increased. And, while the U.S. market remains a major component of the world's bond markets, it is no longer the dominant player. Major pools of money have emerged to pursue global opportunities using leverage, structured transactions and short time horizons.
     As we go forward, volatility and uncertainty will continue to provide challenges for bond market investors. However, we believe fundamentals for 1996 remain positive. The current environment of low inflation and decelerating growth could prompt the Fed to ease rates further, which should provide investors with attractive returns.
     NationsBank remains true to its disciplines. Returns and consistency of returns are enhanced by using a combination of investment strategies. Portfolio management requires a full examination of both return and risk. The use of a diversified mix of investment strategies and a focus on long-term performance allow us to strive to meet our shareholders' expectations. We remain confident in our ability to pursue the Fund's investment objective of high monthly income, consistent with prudent investment risk.
Sincerely,
(Signature of Mark H. Williamson)
MARK H. WILLIAMSON
PRESIDENT
DECEMBER 31, 1995
      SHARES OF HATTERAS INCOME SECURITIES, INC. ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF, OR ISSUED, ENDORSED OR GUARANTEED BY NATIONSBANK, N.A. ("NATIONSBANK") OR ANY OF ITS AFFILIATES. SUCH SHARES ARE NOT INSURED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL
 RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THE COMPANY INVOLVES CERTAIN RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.
      NATIONSBANK OR ITS AFFILIATES PROVIDE INVESTMENT ADVISORY SERVICES TO THE FUND, FOR WHICH THEY ARE COMPENSATED.
      * Ranking and performance information represents past performance and is not an indication of future results. Investment return and principal value will fluctuate, so that an investor's shares, when redeemed, may be worth more or less than their original cost. All percentages are based upon net asset value as of December 31, 1995. Lipper Analytical Services, Inc. is an independent monitor of closed-end fund performance. Ranking is for the year ended December 31, 1995. 2

                        HATTERAS INCOME SECURITIES, INC.
                            PORTFOLIO OF INVESTMENTS
                               December 31, 1995

 PRINCIPAL                                                   MOODY'S       S&P
  AMOUNT                                                     RATING        RATING          COST          VALUE
                                                             (UNAUDITED)   (UNAUDITED)
         CORPORATE BONDS AND NOTES -- 87.63%
             AIRLINES -- 2.28%
$ 1,000,000  Delta Airlines 10.125% 05/15/10...............    Ba1         BB          $  1,214,850   $ 1,260,580
             AUTOMOBILES -- 2.12%
    750,000  Auburn Hills Trust Certificates 12.000%
             05/1/20.......................................    A3          A-               730,000     1,170,327
             BANKING AND FINANCE -- 16.24%
  1,500,000  Ahmanson 9.875% 11/15/99......................    Baa2        BBB            1,602,405     1,697,586
    134,301  Bank of America 9.500% Mortgage Backed
             Pass-Through, Series 1978-5 07/01/08..........    NR          AAA              128,880       134,301
  1,500,000  First Chicago Corporation 10.250% 05/01/01....    A2          A              1,551,460     1,789,210
     76,766  Home Savings & Loan Association 10.000%
             Mortgage Backed Pass-Through, 4th Series,
             07/01/09......................................    NR          AAA               74,080        76,766
  1,000,000  Leucadia 8.250% 06/15/05......................    Ba1         BBB            1,000,000     1,056,682
  1,000,000  Security Pacific Corporation 11.000%
             03/01/01......................................    A3          A              1,202,730     1,214,404
  1,500,000  Sun America, Inc., 9.950% 02/01/12............    Baa1        A              1,486,815     1,934,298
  1,000,000  Western Financial Services 8.500% 07/01/03....    Ba3         BB+            1,068,720     1,071,276
             Total Banking and Finance:                                                   8,115,090     8,974,523
             BASIC AND CAPITAL GOODS -- 6.24%
  1,500,000  Inland Steel Company 12.000% 12/01/98.........    Ba3         BB-            1,575,000     1,638,750
  1,500,000  USX Corporation 9.375% 05/15/22...............    Baa3        BB+            1,591,740     1,809,744
             Total Basic and Capital Goods:                                               3,166,740     3,448,494

                       See Notes to Financial Statements.
                                                                               3

                        HATTERAS INCOME SECURITIES, INC.
                    PORTFOLIO OF INVESTMENTS -- (CONTINUED)
                               December 31, 1995

 PRINCIPAL                                                   MOODY'S       S&P
  AMOUNT                                                     RATING        RATING          COST          VALUE
                                                             (UNAUDITED)   (UNAUDITED)
             COMPUTERS -- 1.60%
$ 1,000,000  Unisys Corporation 10.625% 10/01/99...........    Ba3         BB-         $  1,071,250   $   885,000
             ENERGY -- 5.16%
  1,500,000  Occidental Petroleum 11.750%
             03/15/11......................................    Baa3        BBB            1,698,750     1,585,024
  1,000,000  Pennzoil Company 10.250% 11/01/05.............    Baa3        BBB            1,074,810     1,264,204
             Total Energy:                                                                2,773,560     2,849,228
             FOOD AND TOBACCO -- 4.92%
  1,500,000  Borden Incorporated 9.250% 08/15/19...........    Ba1         BBB-           1,550,100     1,678,044
  1,000,000  Chiquita Brands International 11.500%
             06/01/01......................................    B3          B              1,045,000     1,040,000
             Total Food and Tobacco:                                                      2,595,100     2,718,044
             LEASING -- 1.76%
    985,179  GPA Leasing 9.125% 12/02/96...................    B3          B                907,596       973,554
             LEISURE -- 1.50%
  1,000,000  Bally's Health and Tennis, 13.000%
             01/15/03......................................    B3          B-             1,000,000       830,000
             MANUFACTURING AND DISTRIBUTION -- 5.42%
  1,500,000  Federal Express Corporation 9.650% 06/15/12...    Baa2        BBB            1,498,635     1,900,602
  1,000,000  US Can Company 13.500% 01/15/02...............    B2          B              1,107,500     1,092,500
             Total Manufacturing and
             Distribution:                                                                2,606,135     2,993,102

                       See Notes to Financial Statements.
4

                        HATTERAS INCOME SECURITIES, INC.
                    PORTFOLIO OF INVESTMENTS -- (CONTINUED)
                               December 31, 1995

 PRINCIPAL                                                   MOODY'S       S&P
  AMOUNT                                                     RATING        RATING          COST          VALUE
                                                             (UNAUDITED)   (UNAUDITED)
             MEDIA AND CABLE -- 13.43%
$ 1,000,000  Jones Intercable 9.625% 03/15/02..............    Ba2         BB          $  1,002,625   $ 1,073,750
  1,500,000  News American Holdings 10.125% 10/15/12.......    Ba3         BBB            1,650,160     1,820,379
  1,000,000  Rogers Cablesystems 10.000% 12/01/07..........    Ba3         BB+            1,000,000     1,062,500
  1,500,000  Time Warner 9.150% 02/01/23...................    Ba1         BBB-           1,556,707     1,705,832
  1,500,000  TKR Cable, Inc. 10.500% 10/30/07..............    Ba2         BBB-           1,696,875     1,757,669
             Total Media and Cable:                                                       6,906,367     7,420,130
             OIL AND GAS -- 5.33%
  1,500,000  Coastal Corporation, 11.750% 06/15/06.........    Baa3        BB+            1,771,875     1,594,751
  1,250,000  Louis Dreyfus Natural Gas 9.250% 06/15/04.....    Ba3         BB+            1,358,325     1,350,000
             Total Oil and Gas:                                                           3,130,200     2,944,751
             PAPER AND FOREST PRODUCTS -- 13.86%
  1,250,000  Bowater, Inc. 9.500% 10/15/12.................    Baa1        BBB            1,397,917     1,567,556
  1,000,000  Domtar, Inc., 12.000% 04/15/01................    Ba1         BB             1,065,000     1,176,250
  1,000,000  Georgia-Pacific Corporation
             9.625% 03/15/22...............................    Baa2        BBB-           1,166,730     1,179,742
  1,000,000  SD Warren 12.000% 12/15/04....................    B1          B+             1,000,000     1,100,000
  1,500,000  Stone Container 11.875% 12/1/98...............    B1          B+             1,576,250     1,567,500
  1,000,000  USG Corporation 9.250% 09/15/01...............    Ba3         BB             1,066,070     1,065,000
             Total Paper and Forest Products:                                             7,271,967     7,656,048
             PUBLIC UTILITIES -- 7.77%
  1,500,000  Commonwealth Edison 9.875%,
             06/15/20......................................    Baa2        BBB            1,614,120     1,778,635
  1,000,000  GTE Corporation 10.250% 11/01/20..............    Baa1        BBB+             989,840     1,210,772
    999,348  RGS (AEGCO) Funding Corporation 9.810%
             12/07/22......................................    Baa2        BBB              994,351     1,301,706
             Total Public Utilities:                                                      3,598,311     4,291,113
             TOTAL CORPORATE BONDS AND NOTES:                                            45,087,166    48,414,894

                       See Notes to Financial Statements
                                                                               5

                        HATTERAS INCOME SECURITIES, INC.
                    PORTFOLIO OF INVESTMENTS -- (CONTINUED)
                               December 31, 1995

 PRINCIPAL                                                   MOODY'S       S&P
  AMOUNT                                                     RATING        RATING          COST          VALUE
                                                             (UNAUDITED)   (UNAUDITED)
         FOREIGN BONDS AND NOTES -- 4.56%
$ 1,000,000  HYDRO of Quebec 9.490% 02/01/21...............    A2          A+          $  1,167,770   $ 1,269,090
  1,000,000  Nova Scotia Province (of Canada), 9.125%
             05/01/21......................................    A3          A-             1,149,220     1,250,410
             Total Foreign Bonds and Notes:                                               2,316,990     2,519,500
         MORTGAGE-BACKED SECURITIES -- 3.21%
             GOVERNMENT NATIONAL MORTGAGE ASSOCIATION (GNMA) CERTIFICATES -- 2.23%
             GNMA Mortgage Pass-Through Certificates:
    974,499  9.000% 04/15/09 -- 12/15/16, (4 Pools)........                                 907,223     1,032,056
    184,062  9.500% 07/15/09 Pool# 29089...................                                 174,859       197,464
                                                                                          1,082,082     1,229,520
             FEDERAL HOME LOAN MORTGAGE (FHLMC) CERTIFICATES -- 0.20%
    106,546  9.250% 08/01/08...............................                                  90,164       111,956
             FEDERAL NATIONAL MORTGAGE ASSOCIATION (FNMA) CERTIFICATES -- 0.78%
    407,805  9.250% 09/01/10, Pool# 003852.................                                 370,287       431,764
             TOTAL MORTGAGE-BACKED SECURITIES:                                            1,542,533     1,773,240
         TREASURY BONDS -- 4.60%
    475,000  United States Treasury Bonds, 8.750%,
             08/15/20......................................                                 619,961       637,242
  1,250,000  United States Treasury Bonds, 12.750%,
             11/15/10......................................                               1,750,000     1,905,469
             TOTAL TREASURY BONDS:                                                        2,369,961     2,542,711
             TOTAL INVESTMENTS                                                         $ 51,316,650   $55,250,345

                       See Notes to Financial Statements.
6

                        HATTERAS INCOME SECURITIES, INC.
                      STATEMENT OF ASSETS AND LIABILITIES
                               December 31, 1995

ASSETS:
  Investments in securities, at value (identified cost $51,316,650) (Note 1).......................   $55,250,345
  Cash.............................................................................................        15,475
  Interest receivable..............................................................................       902,242
          Total assets.............................................................................    56,168,062
LIABILITIES:
  Accrued management and advisory fees.............................................................        31,607
  Accrued expenses.................................................................................        27,018
          Total liabilities........................................................................        58,625
NET ASSETS (equivalent to $16.79 per share based on 3,341,682 shares of capital stock
  outstanding).....................................................................................   $56,109,437

                             NET ASSETS CONSIST OF

CAPITAL STOCK -- $1.00 par value (shares authorized, 5,000,000; shares outstanding, 3,341,682).....   $ 3,341,682
SURPLUS:
  Capital surplus..................................................................................    50,871,028
  Distributions in excess of net investment income (Notes 1 and 2).................................       (30,000)
  Accumulated net realized loss on investments.....................................................    (2,006,968)
TOTAL CAPITAL STOCK AND SURPLUS....................................................................    52,175,742
NET UNREALIZED APPRECIATION OF INVESTMENTS.........................................................     3,933,695
NET ASSETS.........................................................................................   $56,109,437

                       See Notes to Financial Statements.
                                                                               7

                        HATTERAS INCOME SECURITIES, INC.
                            STATEMENT OF OPERATIONS
                      For the Year Ended December 31, 1995

INVESTMENT INCOME:
  Interest.........................................................................................    $4,924,232
EXPENSES:
  Management and investment advisory fees (Note 5)...................................   $   319,415
  Transfer agent, postage and other shareholder expenses.............................        59,176
  Directors fees.....................................................................        25,000
  Legal and accounting fees..........................................................        37,219
  Custody fees (Note 5)..............................................................        16,548
  Printing...........................................................................        13,502
  New York Stock Exchange Annual Fee.................................................        16,170
  Miscellaneous expenses.............................................................         5,382
                                                                                            492,412
  Fees paid indirectly (Note 5)......................................................       (16,548)
          Total expenses...........................................................................       475,864
INVESTMENT INCOME -- NET...........................................................................     4,448,368
REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
  Net realized gain on transactions in investment securities:
     Proceeds from sales or maturities...............................................    25,917,328
     Cost of securities sold or matured..............................................    25,431,667
       Net realized gain.............................................................                     485,661
  Change in unrealized appreciation/depreciation in the value of investment
     securities:.....................................................................                   4,892,545
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS....................................................     5,378,206
INCREASE IN NET ASSETS RESULTING FROM OPERATIONS...................................................    $9,826,574

                       See Notes to Financial Statements.
8

                        HATTERAS INCOME SECURITIES, INC.
                       STATEMENT OF CHANGES IN NET ASSETS

                                                                                         YEAR           YEAR
                                                                                         ENDED          ENDED
                                                                                       12/31/95       12/31/94
INVESTMENT ACTIVITIES:
  Investment Income -- net.........................................................   $ 4,448,368    $ 4,591,671
  Realized gain (loss) on investments -- net.......................................       485,661       (521,963)
  Change in unrealized appreciation/depreciation...................................     4,892,545     (4,970,894)
  Net increase (decrease) in net assets resulting from investment activities.......     9,826,574       (901,186)
  Dividends to shareholders from investment income.................................    (4,448,368)    (4,751,482)
  Distributions to shareholders in excess of net investment income.................      (103,041)            --
       Total Increase (Decrease)...................................................     5,275,165     (5,652,668)
CAPITAL STOCK TRANSACTIONS:
  Net asset value of 36,423 and 36,498 shares, respectively, of capital stock
     issued in dividend reinvestment...............................................       584,429        591,105
NET ASSETS:
  Beginning of period..............................................................    50,249,843     55,311,406
  End of period (including distributions in excess of net investment income of
     $(30,000) and undistributed net investment income of $35,467, respectively)...   $56,109,437    $50,249,843

                       See Notes to Financial Statements.
                                                                               9

                        HATTERAS INCOME SECURITIES, INC.
                              FINANCIAL HIGHLIGHTS
     Selected data for each share of capital stock outstanding throughout each period:

                                           YEAR        YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR
                                           ENDED       ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED
                                           1995        1994      1993      1992      1991      1990      1989      1988      1987
PER SHARE OPERATING PERFORMANCE
Net asset value at beginning of
  year................................   $   15.20    $ 16.92   $ 16.08   $ 16.03   $ 14.88   $ 15.99   $ 15.99   $ 16.07   $ 17.94
 Net investment income................        1.35       1.44      1.48      1.50      1.54      1.57      1.64      1.61      1.66
 Net realized and unrealized
   gain/(loss) on investment
   transactions.......................        1.61      (1.71)     0.83      0.05      1.17     (1.11)    (0.01)    (0.07)    (1.31)
 Total from investment operations.....        2.96      (0.27)     2.31      1.55      2.71      0.46      1.63      1.54      0.35
Less distributions
 Dividends from net investment
   income.............................       (1.34)     (1.45)    (1.47)    (1.50)    (1.56)    (1.57)    (1.63)    (1.62)    (2.22)
 Dividends in excess of net investment
   income.............................       (0.03)        --        --        --        --        --        --        --        --
 Total distributions..................       (1.37)     (1.45)    (1.47)    (1.50)    (1.56)    (1.57)    (1.63)    (1.62)    (2.22)
Net asset value at end of year........   $   16.79    $ 15.20   $ 16.92   $ 16.08   $ 16.03   $ 14.88   $ 15.99   $ 15.99   $ 16.07
Per share market value, end
  of period...........................   $  16.125    $14.875   $18.000   $18.000   $17.500   $14.875   $15.250   $15.000   $17.000
Total Return:
 Per share market value...............      17.61%    -11.09%     8.40%    12.48%    29.57%     7.63%    12.11%    -2.45%    -5.67%
RATIOS AND SUPPLEMENTAL DATA
 Net assets, end of year (millions)...   $  56,109    $50,250   $55,311   $51,871   $50,964   $46,559   $49,665   $49,518   $49,377
 Ratio of net operating expenses to
   average net assets (%).............       0.86%      0.92%     0.90%     0.97%     0.99%     1.01%     0.97%     1.01%     0.95%
 Ratio of operating expense before
   fees paid indirectly...............       0.89%         --        --        --        --        --        --        --        --
 Ratio of net investment income to
   average net assets (%).............       8.07%      8.76%     8.83%     9.29%     9.93%    10.34%    10.15%     9.91%     9.80%
 Portfolio turnover rate (%)..........      48.75%     28.28%    35.87%    32.35%    27.17%    24.58%    33.49%    58.57%    48.59%
                                         YEAR
                                         ENDED
                                         1986
PER SHARE OPERATING PERFORMANCE
Net asset value at beginning of
  year................................  $ 17.26
 Net investment income................     1.78
 Net realized and unrealized
   gain/(loss) on investment
   transactions.......................     0.70
 Total from investment operations.....     2.48
Less distributions
 Dividends from net investment
   income.............................    (1.80)
 Dividends in excess of net investment
   income.............................       --
 Total distributions..................    (1.80)
Net asset value at end of year........  $ 17.94
Per share market value, end
  of period...........................  $20.375
Total Return:
 Per share market value...............   25.82%
RATIOS AND SUPPLEMENTAL DATA
 Net assets, end of year (millions)...  $54,066
 Ratio of net operating expenses to
   average net assets (%).............    0.93%
 Ratio of operating expense before
   fees paid indirectly...............       --
 Ratio of net investment income to
   average net assets (%).............   10.01%
 Portfolio turnover rate (%)..........   31.09%

                       See Notes to Financial Statements.
10

                        HATTERAS INCOME SECURITIES, INC.
                         NOTES TO FINANCIAL STATEMENTS
1.  SIGNIFICANT ACCOUNTING POLICIES:
    Hatteras Income Securities, Inc. ("the Company") is registered under the Investment Company Act of 1940, as amended, as a closed-end diversified investment management company.
    A summary of significant accounting policies followed by the Company, all of which are in conformity with generally accepted accounting principles, follows. The presentation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.
    A.  Security Valuation:
        Portfolio securities listed on an exchange are valued at the closing sales price taken from the exchange on which the security is primarily traded, and listed securities for which there is no sale on the valuation date and securities traded in only the over-the-counter market are valued at the closing bid price unless the Company's investment adviser determines that market quotations are not readily available for institutional size holdings, in which case such securities are valued in good faith at fair value under the direction of the Company's Board of Directors. Short-term investments that have a remaining maturity of 60 days or less are valued at amortized cost which approximates market value. Restricted securities and other debt obligations purchased in private transactions for which no quotations are readily available are valued in good faith at fair value by or under the direction of the Company's Board of Directors.
        B.  Federal Income Tax:
            It is the Company's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its taxable income to shareholders. Therefore, no federal income or excise tax provision is required.
            C.  Investment Policy
                At least 70% of the Company's total assets will be invested in
                a) debt securities which are rated at the time of purchase as Baa (Moody's Investors Service, Inc. ("Moody's")) or BBB (Standard & Poor's Corporation ("S&P")) or better, b) securities of, or guaranteed by, the U.S. Government, its agencies or instrumentalities, c) securities of, or guaranteed by, the Government of Canada or of a Province of Canada or political subdivision thereof, such securities not to exceed 25% of the Company's total assets, d) obligations of, or guaranteed by, banks, savings and loan institutions or their holding companies, which obligations, although not rated as a matter of policy by either Moody's or S&P, either are rated in the four highest ratings assigned by Fitch Investors Service, Inc. (AAA, AA, A or
                BBB), or if not rated are considered by the Company's investment adviser to be of investment quality comparable to securities described under item a), e) commercial paper considered by the Company's investment adviser to be of investment quality comparable to securities which may be purchased under item a) above, and cash or cash equivalents.
                                                                              11

                        HATTERAS INCOME SECURITIES, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                D.  Security Transactions and Investment Income
                    Security transactions are accounted for on the date securities are purchased or sold. Dividend income is recorded on the ex-dividend date. Interest income is recognized daily on the accrual basis. Original issue discount is amortized using the effective yield method. Market discount and premiums on securities are not amortized EXCEPT FOR U.S. TREASURY SECURITIES. The Company maintains a general allowance for uncollected interest on the high yield portion of its portfolio. At December 31, 1995, this allowance was $30,000. Interest receivable is shown net of this allowance.
                    E.  Dividends & Distributions to Shareholders.
                        Dividends from net investment income, if any, are declared and paid monthly. Net realized capital gains (including net short-term capital gains) are distributed at least annually. The amount and character of income and gains to be distributed are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are due primarily to the treatment of market discount. Reclassifications are made to the Company's capital accounts to reflect income and gains available for distribution (or available capital loss carryovers) under income tax regulations. For the year ended December 31, 1995, the Company reclassified $37,574 to increase undistributed net investment income, $25,028 to increase accumulated net realized loss on investments and $12,546 to decrease Capital Surplus.
2.  SUBSEQUENT DISTRIBUTION:
    A distribution of $.110 per share totaling $367,585 was declared on January 2, 1996. The distribution will be paid from undistributed net investment income on January 31, 1996 to each shareholder of record on January 12, 1996.
3.  PURCHASES AND SALES OF SECURITIES:
    Net realized gains or losses from investment transactions during the period have been computed using the first-in, first-out method of determining the cost of securities sold or matured. Purchases and sales (including maturities) of securities during the year ended December 31, 1995 are summarized as follows:

                                                                                            SALES AND
                                                                          PURCHASES         MATURITIES
     Corporate Bonds..................................................   $ 13,808,900      $ 12,842,914
     U.S. Governments and Agencies (Long-term)........................     10,520,954         9,377,304
     Foreign Municipal Bonds..........................................      2,316,990         3,697,110
            Total.....................................................   $ 26,646,844      $ 25,917,328

   At December 31, 1995, net unrealized appreciation for financial reporting and federal income tax purposes aggregated $3,933,695 of which $4,618,940 related to appreciated securities and $685,245 related to depreciated securities. The aggregate cost of investment securities owned for financial reporting and federal income tax purposes was $51,316,650.
12

                        HATTERAS INCOME SECURITIES, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
4.  CAPITAL LOSS CARRYFORWARD:
    At December 31 approximately $2,006,968 is available to offset future capital gains of which $659,896 expires in 1998, $822,917 expires in 1999, $47,580 expires in 2000 and $476,575 expires in 2002. Management does not plan to distribute to shareholders any future net realized gains on investments until the capital loss carryforwards are used or expired.
5.  MANAGEMENT AND INVESTMENT ADVISORY FEES AND OTHER RELATED PARTY
    TRANSACTIONS:
    Management and investment advisory fees of $319,415 were incurred in the year ended December 31, 1995 for management and investment advisory services. Under the agreement in effect between the Company and NationsBank, N.A. (the "Adviser"), as successor to NationsBank of North Carolina, N.A., an indirect wholly owned subsidiary of NationsBank Corporation, the Adviser receives an annual fee of the sum of (i) .45% per annum of the first $75,000,000 of the average weekly net assets and at a reduced rate for net assets in excess of that amount, and (ii) 1.5% of gross income. The fee is computed and accrued weekly and paid monthly. The agreement provides that if certain recurring expenses, including the investment advisory and management fee, exceed 1.5% of the first $30,000,000 of average net assets annually and 1% of average net assets in excess thereof (or pro-rata portion for any fraction of a year), the investment advisory fee will be reduced by the amount by which such expenses exceed the limitation. There was no reduction in the fee for the year ended December 1995.
    Citibank, NA ("Citibank") serves as the custodian of the Company's assets. The Company accrues a credit on daily cash balances held at Citibank. The earnings credit is applied to the monthly custody fee. For the year ended December 31, 1995, the earnings credit was $16,548. The Company could have invested the daily cash balance in an income-producing asset had it not agreed to a fee reduction in this expense offset arrangement.
6.  UNAUDITED QUARTERLY RESULTS OF OPERATIONS:
    The following is a summary of quarterly results of operations, expressed in thousands of dollars, except for per share amounts:

                                                TOTAL                                     NET REALIZED AND
                                             INVESTMENT           NET INVESTMENT       UNREALIZED GAIN/(LOSS)
                                               INCOME                 INCOME               ON INVESTMENTS
QUARTER ENDED                            TOTAL     PER SHARE    TOTAL     PER SHARE    TOTAL        PER SHARE
December 30, 1995.....................   $1,213      $0.36      $1,082      $0.32      $1,485        $  0.44
September 30, 1995....................    1,225       0.37       1,107       0.33         (40)         (0.01)
June 30, 1995.........................    1,233       0.37       1,117       0.35       2,673            .80
March 31, 1995........................    1,253       0.38       1,142       0.35       1,260            .38
December 31, 1994.....................    1,290       0.43       1,181       0.39        (158)         (0.08)
September 30, 1994....................    1,274       0.39       1,150       0.35         166           0.05
June 30, 1994.........................    1,208       0.37       1,088       0.33          57           0.02
March 31, 1994........................    1,298       0.40       1,173       0.36        (587)         (0.18)

                        HATTERAS INCOME SECURITIES, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
7.  SUBSEQUENT EVENT
    Effective January 1, 1996, NationsBanc Advisors, Inc. ("NBAI") became the investment adviser to the Company. Also effective January 1, 1996, TradeStreet Investment Associates, Inc. ("TradeStreet") became the sub-adviser to the Company. Both NBAI and TradeStreet are indirect wholly owned subsidiaries of NationsBank. There will be no change in advisory fees paid by the Company.
14

                          HATTERAS INCOME SECURITIES, INC.
                         REPORT OF INDEPENDENT ACCOUNTANTS
    To the Board of Directors and Shareholders
      of Hatteras Income Securities, Inc.
    In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments (except bond ratings), and the related statements of operations and of changes in net assets and the financial highlights, present fairly, in all material respects, the financial position of Hatteras Income Securities, Inc. (the "Company") at December 31, 1995, the results of its operations for the year then ended, and the changes in its net assets and the financial highlights for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1995 by correspondence with the custodian, provide a reasonable basis for the opinion expressed above.
    PRICE WATERHOUSE LLP
        Boston, Massachusetts
        February 16, 1996
                                                                              15

                        HATTERAS INCOME SECURITIES, INC.
                           DIVIDEND REINVESTMENT PLAN
THE PLAN
     The Company's Dividend Reinvestment Plan (the "Plan") offers you an automatic way to reinvest your dividends and capital gains distributions in shares of the Company.
PARTICIPATION
     Shareholders of record will receive their dividends in cash unless they have instructed Chemical Bank (the "Plan Agent") in writing otherwise. Such a notice must be received by the Plan Agent not less than 5 business days prior to the record date for a dividend or distribution in order to be effective with respect to that dividend or distribution. A notice which is not received by that time will be effective only with respect to subsequent dividends and distributions.
     Shareholders who do not participate in the Plan will receive all distributions by check mailed directly to the shareholder by the Plan Agent, as the dividend paying agent. For Federal income tax purposes, dividends are treated as income or capital gains, regardless of whether they are received in cash or reinvested in additional shares.
     Participants may terminate their participation in the Plan by written notice to the Plan Agent. If the written notice is received at least 5 business days before the record day of any distribution, it will be effective immediately. If received after that date, it will be effective as soon as possible after the reinvestment of the dividend or distribution.
PRICING OF DIVIDENDS AND DISTRIBUTIONS
     Whenever the Company's Board of Directors declares a dividend or other distribution payable in cash or at the option of the Plan Agent, as agent for all participants, in shares of capital stock issued by the Company, the Plan Agent will elect on behalf of the participants to receive the dividend in authorized but unissued shares of capital stock if the net asset value per share (as determined by the investment adviser of the Company as of the close of business on the record date for the dividend or distribution) is equal to or less than 95% of the closing market price per share of the capital stock of the Company on the New York Stock Exchange (the "Exchange") on such record date plus estimated brokerage commissions. The number of such authorized but unissued shares to be credited to a participant's account will be determined as of the close of business on the record date for the dividend, by valuing such shares at the greater of the net asset value per share or 95% of the market price per share. The Plan Agent will credit each participant's account with the number of shares corresponding in value, as determined under the foregoing formula, to the amount such participant would have received in cash had such participant not elected to participate in this Plan.
     If the net asset value per share is equal to or less than the closing market price per share of the capital stock of the Company on the Exchange on such record date plus estimated brokerage commissions, but exceeds 95% of such closing market price plus estimated brokerage commissions, the Plan Agent may elect on behalf of all participants (i) to take the dividend in cash and as soon as practicable thereafter, consistent with obtaining the best price and execution, proceed to purchase in one or more transactions the shares of capital stock in the open market, at the then current price as hereinafter provided, and will credit each participant's account with the number of shares corresponding in value, as determined by the price actually paid on the open market for such shares including brokerage expenses, to the amount such participant would have received in cash had such participant not elected to participate in this Plan or
(ii) to receive the dividend in authorized but unissued shares of capital stock, in which case the Plan Agent will credit each participant's
16
account with the number of shares corresponding in value (determined by valuing such shares at the greater of the net asset value per share or 95% of the market price per share, in each case as of the close of business on the record date for the dividend or distribution) to the amount such participant would have received in cash had such participant not elected to participate in this Plan.
     If the net asset value per share is higher than the closing market price per share of the capital stock on the New York Stock Exchange plus estimated brokerage commissions on such record date, the Plan Agent will elect to take the dividend in cash and as soon as practicable thereafter, consistent with obtaining the best price and execution, proceed to purchase in one or more transactions the shares of capital stock in the open market, at the then current price as hereinafter provided, and will credit each participant's account with the number of shares corresponding in value, as determined by the price actually paid on the open market for such shares including brokerage expenses, to the amount such participant would have received in cash had such participant not elected to participate in this Plan.
NO SERVICE FEE TO REINVEST
     There is no service fee charged to participants for reinvesting dividends or distributions from net realized capital gains. The Plan Agent's fees for the handling of the reinvestment of dividends and capital gains distributions will be paid by the Company. There will be no brokerage commissions with respect to shares issued directly by the Company as a result of dividends or capital gains distributions payable either in stock or in cash. However, participants will pay a pro rata share of brokerage commissions incurred with respect to the Plan Agent's open market purchases in connection with the reinvestment of any dividends or capital gains distributions payable only in cash.
PLAN AGENT ADDRESS AND TELEPHONE NUMBER
     You may obtain more detailed information by requesting a copy of the Plan from the Plan Agent. All correspondence (including notifications) should be directed to: Chemical Bank, Agent for Hatteras Income Securities, Inc., Dividend Reinvestment Department, P.O. Box 24850, Church Street Station, New York, New York 10249, (800) 851-9677.
                                                                              17

                      [This page left blank intentionally]

BOARD OF DIRECTORS
A. MAX WALKER, Chairman
  FINANCIAL CONSULTANT
WILLIAM H. GRIGG
  CHAIRMAN OF THE BOARD
  AND CHIEF EXECUTIVE OFFICER,
  DUKE POWER COMPANY
THOMAS F. KELLER
  DEAN,
  FUQUA SCHOOL OF BUSINESS,
  DUKE UNIVERSITY
FUND OFFICERS
MARK H. WILLIAMSON
  PRESIDENT
RICHARD S. SZAFRAN
  SECRETARY AND TREASURER
MARK S. AHNRUD, CFA
  ASSISTANT SECRETARY AND
  PORTFOLIO MANAGER
OFFICE OF THE COMPANY
Hatteras Income Securities, Inc.
One NationsBank Plaza -- NC1-002-33-31
Charlotte, North Carolina 28255
INVESTMENT ADVISER
NationsBanc Advisors, Inc.
One NationsBank Plaza
Charlotte, North Carolina 28255
SUB INVESTMENT ADVISER
TradeStreet Investment Associates, Inc.
One NationsBank Plaza
Charlotte, North Carolina 28255
FUND COUNSEL
Morrison & Foerster
2000 Pennsylvania Avenue, N.W.
Suite 5500
Washington, D.C. 20006
CUSTODIAN
Citibank, N.A.
111 Wall Street -- 14th Floor
New York, New York 10043
TRANSFER AGENT
Chemical Bank
450 West 33rd Street 15th Floor
New York, NY 10001
INDEPENDENT ACCOUNTING FIRM
Price Waterhouse LLP
160 Federal Street
Boston, MA 02110